UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Yatra Online, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G98338109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98338109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Intel Foundation 94-3092928
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Oregon
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 1,509,027
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power* 1,509,027
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 1,509,027
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)** 6.2%
12.	Type of Reporting Person (See Instructions) OO

*	See Item 4 below.
**	Based upon the Post-Effective Amendment No. 4 to Form F-1 filed by the Issuer with the Securities and Exchange Commission on December 19, 2017, which reflects 24,385,150 ordinary shares of the Issuer (“Ordinary Shares”) outstanding as of September 30, 2017.

Item 1.

(a)	Name of Issuer

Yatra Online, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1101-03, 11th Floor, Tower-B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

Item 2.

(a)	Name of Person(s) Filing

Intel Foundation

(b)	Address of Principal Business Office or, if none, Residence

5200 NE Elam Young Parkway

Hillsboro, OR 97124

(c)	Citizenship

Oregon

(d)	Title of Class of Securities

Ordinary Shares, par value $0.0001 per share

(e)	CUSIP Number

G98338109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Intel Foundation	1,509,027	0	1,509,027	6.2%*

*	Based upon the Post-Effective Amendment No. 4 to Form F-1 filed by the Issuer with the Securities and Exchange Commission on December 19, 2017, which reflects 24,385,150 Ordinary Shares outstanding as of September 30, 2017.

On October 12, 2017, Intel Capital Corporation transferred 2,177,327 Ordinary Shares to the Reporting Person for no consideration. As of December 31, 2017, the Reporting Person had sold 668,300 of such Ordinary Shares and retained 1,509,027 Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

INTEL FOUNDATION

By: /s/ Gary Kershaw
Name: Gary Kershaw
Title: Treasurer